Exhibit 99.6

Consent of Independent Auditors

We consent to the reference to our Firm under the caption “Experts” and to the use in this Annual Report on Form 40-F of our reports dated November 30, 2011 with respect to the consolidated balance sheet of The Toronto-Dominion Bank (the “Bank”) as at October 31, 2011 and 2010 and the consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three year period ended October 31, 2011 and the effectiveness of internal control over financial reporting of the Bank as at October 31, 2011.

We also consent to the incorporation by reference of our reports dated November 30, 2011 in the following Registration Statements of the Bank:

1)	Registration Statement (Form F-10 No. 333-170153),
2)	Registration Statement (Form F-9 No. 333-167637),
3)	Registration Statement (Form F-3 No. 333-83232),
4)	Registration Statement (Form S-8 No. 333-06598),
5)	Registration Statement (Form S-8 No. 333-12948),
6)	Registration Statement (Form S-8 No. 333-101026),
7)	Registration Statement (Form S-8 No. 333-116159),
8)	Registration Statement (Form S-8 No. 333-120815),
9)	Registration Statement (Form S-8 No. 333-142253),
10)	Registration Statement (Form S-8 No. 333-150000).
11)	Registration Statement (Form S-8 No. 333-167234), and
12)	Registration Statement (Form S-8 No. 333-169721).

Our audits also included the reconciliation of Canadian and U.S. Generally Accepted Accounting Principles as at October 31, 2011 and 2010 and for each of the years in the three year period ended October 31, 2011 in the Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles listed in Exhibit 99.4.  This exhibit is the responsibility of the Bank’s management.  Our responsibility is to express an opinion based on our audits.  In our opinion, the information in the exhibit referred to above as at October 31, 2011 and 2010 and for each of the years in the three year period ended October 31, 2011 when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in the Reconciliation of Canadian and United States Generally Accepted Accounting Principles, effective November 1, 2010, the Bank adopted Statement of Financial Accounting Standards No. 166 (codified in FASB ASC 860, Transfers and Servicing) and Statement of Financial Accounting Standards No. 167 (codified in FASB ASC 810 Consolidations).  In addition, effective November 1, 2009, the Bank adopted Statement of Financial Accounting Standards No. 160 (codified in FASB ASC Topic ASC 810-10-45-15 Non-controlling Interests) and Statement of Financial Accounting Standards No. 141 (revised) (codified in FASB ASC Topic 805-10 Business Combinations).

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
December 1, 2011